77I      Terms of new or amended securities

         Effective May 28, 1999 Class Z shares were offered by Colonial Counselor Select Income Portfolio, Colonial Counselor Select Balanced Portfolio and Colonial Counselor Select Growth Portfolio. Such shares are offered at Net Asset Value without any initial or contingent deferred sales charges or 12b-1 fees.